UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 12, 2020, announcing preliminary financial results for the quarter ended September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 13, 2020	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2020

SFL Corporation Ltd.

Preliminary Q3 2020 results and quarterly cash dividend of $0.15 per share

Hamilton, Bermuda, November 12, 2020. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2020.

Highlights
•67th consecutive quarterly dividend declared, $0.15 per share
•Operating revenue of $116 million, and net income of $16 million in the third quarter
•Received charter hire1 of approximately $157 million in the quarter from the Company’s vessels and rigs, including $5.7 million of profit share
•Adjusted EBITDA2 of $93 million from consolidated subsidiaries, plus an additional $24.4 million adjusted EBITDA2 from wholly owned non-consolidated subsidiaries
•Cash and cash equivalents of approximately $206 million, excluding $22 million of cash in wholly owned non-consolidated subsidiaries

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«After the initial disruption in world trade following the COVID-19 outbreak, we are pleased to state that we have not had any material operational impact on our 84 vessels. We also note that several shipping markets are performing better, especially container and car carriers where we have reactivated vessels that were idle for a short period.

In light of the pending restructuring of Seadrill, the Board has decided to adjust the dividend to 15 cents and thereby effectively exclude all cash flow earned from offshore assets for the time being. The Board will continuously monitor the situation and possibly include contribution from the offshore assets again in future dividends when the Seadrill situation is resolved.

We remain careful and selective in our investment evaluation. With a diversified fleet of assets, our aim is to mitigate volatility by timing our investments in each sector through the market cycles and building significant charter backlog to support future distribution capacity. As a part of this effort, the Company is developing tools and policies today that ensure it will meet or exceed the coming emissions reduction targets for the maritime industry.»

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.15 per share. The dividend will be paid on or around December 30, to shareholders on record as of December 14, and the ex-dividend date on the New York Stock Exchange will be December 11, 2020.

Results for the Quarter ended September 30, 2020
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $115.8 million in the third quarter of 2020, compared to $118.5 million in the previous quarter. This figure is lower than the cash received as it excludes $16.4 million of charter hire accounted for as ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ which is not reflected in the income statement.
1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

1

In addition, rig-owning subsidiaries which are classified as ‘investment/deficit in associates’ for accounting purposes, received charter hire of $24.4 million for the quarter. This is not included in the U.S. GAAP operating revenue number above.

Beginning in 2020, pursuant to ASU 2016-13 "Financial Instruments - Credit Losses," as issued by the Financial Accounting Standards Board, assets classified as financial assets, including several of SFL’s vessels and rigs on long term leases, are subject to a general credit loss provision similar to requirements for banks and financial institutions. The net change in such provision is recorded in the income statement each quarter. In the third quarter, the credit loss provisions increased by approximately $6.2 million, primarily in wholly owned non-consolidated subsidiaries.

The Company recorded non-recurring and/or non-cash items, including negative mark-to-market effects relating to hedging derivatives and equity investments of $0.6 million, amortization of deferred charges of $2.3 million and credit loss provisions of $6.2 million.

Reported net income pursuant to U.S. GAAP for the quarter was $16.0 million, or $0.15 per share.

Business Update
As of September 30, 2020, and adjusted for subsequent transactions, the estimated fixed rate charter backlog from the Company’s fleet of 84 vessels and rigs was approximately $3.2 billion, with an average remaining charter term of approximately 4 years, or 7 years if weighted by charter revenue. Of the estimated fixed rate charter backlog, approximately $800 million was related to offshore rigs and may be impacted by the pending Seadrill Limited (“Seadrill”) restructuring. In addition to the charter hire from vessels on long term charters, SFL also receives hire from vessels employed in the short term market and from profit share arrangements.

Some of the long term charters include purchase options which, if exercised, may reduce the estimated fixed rate charter backlog and the average remaining charter term. Concurrently, the exercise of any such repurchase options will increase capital available to be deployed for new investments.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for the technical, operational and commercial management.

Long term sustainability has a high priority at SFL and the Company is developing tools and policies today that ensure it will meet or exceed the coming emissions reduction targets for the industry. By the end of the fourth quarter, SFL will implement a new digital platform for vessel performance monitoring that will collect relevant and material data across its entire fleet. This platform will be a key tool for SFL’s journey towards 2050 by streamlining its operating model and fleet monitoring performance. By utilizing this technology, SFL will be better positioned to address its sustainability milestones with regards to greenhouse gas emissions, life below water and human rights.

Liners
SFL has a liner fleet of 48 container vessels and two car carriers. The liner fleet generated approximately $79.6 million in gross charter hire in the third quarter, including $0.8 million of profit share from fuel savings. Of the total gross charter hire, approximately 98% was derived from vessels on long term charters and the remaining was derived from vessels on short term charters.

According to industry sources, the liner market improved further during the third quarter of 2020. Liner operators continued to have strong focus on capacity management as freight demand increased resulting in record high container freight rates on certain trade routes. Consequently, several public liner operators have recently increased earnings guidance for 2020.

As of September 30, 2020, the estimated fixed rate charter backlog from SFL’s liner fleet was approximately $1.8 billion, with an average remaining charter term of approximately 4.5 years or 7.6 years if weighted by charter revenue. The world’s two largest liner operators, Maersk and MSC, account for 84% of the liner backlog.

At the beginning of the third quarter, seven 4,100 teu container vessels commenced extended charters until 2025 to a leading container operator. The extensions added approximately $38 million to SFL’s estimated fixed rate charter backlog. SFL also owns two large car carriers, which, due to a soft market earlier this year were idle for a short period after ending previous charters. The market has recently strengthened and both vessels will commence new charters in the fourth quarter.

Tankers
Following the recent redeliveries of three VLCCs, SFL has nine crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $24.3 million in gross charter hire in the third quarter, including approximately $4.8 million in profit share.
The crude oil tanker market softened during the third quarter as a result of lower global oil demand and continued production supply cuts. The VLCCs chartered to Frontline Shipping Limited generated $8.4 million, including profit share of $4.8 million in the quarter and the vessels remain on profitable sub-charters through the majority of the fourth quarter. The net contribution from the Company’s two Suezmax tankers was approximately $3.3 million in the third quarter, and the vessels continue to be traded in the short term market for the time being.

On November 11, 2020, the Company redelivered the last VLCC to Hunter Group after declaration of a purchase option. After repayment of associated financing, the transaction increased SFL’s cash balance by approximately $10.7 million. In exchange for high risk adjusted returns, SFL accepted early purchase option flexibility in this transaction.

Dry Bulk
The Company owns 22 dry bulk carriers, 12 of which are employed on long term charters, and ten of which are trading in the short term market. SFL generated approximately $28.4 million in gross charter hire from the dry bulk fleet in the third quarter. Of this amount, approximately 70% was derived from vessels on long term time charters.

After a challenging first half of 2020, seaborne dry bulk trade has seen slight improvements and increasing freight rate levels. Markets improved during the third quarter with an increase in freight rates primarily driven by Chinese imports and improving economic activity driving freight demand. Despite improvements, uncertainty remains with the global pandemic still impacting economic activity.

During the quarter the Company had ten dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. These vessels generated approximately $7.0 million in net charter hire during the third quarter, compared to approximately $2.4 million in the previous quarter.

Offshore
SFL owns three drilling rigs chartered out to subsidiaries of Seadrill. All three rigs were leased out on bareboat charters and generated approximately $24.4 million of charter hire in the third quarter.

The harsh environment jack-up rig West Linus is sub-chartered to an oil major until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive sub charters to an oil major in the North Sea. The semi-submersible rig West Taurus has been held in layup by the lessee for more than five years.

Seadrill has disclosed that it is currently engaged in discussions with its financial stakeholders with regards to a comprehensive restructuring of its balance sheet, and that such a restructuring may involve the use of a court-supervised process.

While Seadrill has paid full charter hire in the third quarter, no charter hire has been received so far in the fourth quarter. The non-payment of charter hire by Seadrill constitute an event of default under the leases and in certain of the corresponding financing agreements. Unless cured or waived this could result in enforcement of such default provisions. All the revenues from the sub-charters of the two drilling rigs, West Linus and West Hercules, are paid into accounts pledged to the SFL rig owning entities and its financing banks. As a result of the current event of default situation, Seadrill will need prior approval to access these funds.

While no assurances can be provided with regards to the outcome of the Seadrill restructuring, SFL continues to have constructive dialogue with Seadrill and the relevant financing banks to find a long term solution.

Financing and Capital Expenditure
As of September 30, 2020, SFL had approximately $206 million of cash and cash equivalents, excluding $22 million of cash held in wholly owned non-consolidated subsidiaries. The Company had marketable securities of approximately $33 million, based on market prices at the end of the quarter. This included 1.4 million shares in Frontline Ltd, 4 million shares in ADS Crude Carriers and other investments in marketable securities.

After quarter end, SFL has amended two of the financing agreements relating to its drilling rigs with its lenders. For the idle rig West Taurus, SFL has purchased the entire related bank facility at approximately 62% of the nominal outstanding loan amount and the rig is now debt free. For the West Linus, SFL has agreed to provide a corporate guarantee for the full amount of the related bank loan in exchange for significantly more flexible financing terms. The terms of the bank loan relating to West Hercules remain unchanged. Please refer to the section above for additional comments of the leases and the corresponding financing agreements relating to SFL’s drilling rigs.

Strategy and Outlook
SFL remains committed to maintaining a conservative business strategy of owning assets employed on long term charters to reputable operators in the shipping markets. The diversified charter portfolio with approximately seven years weighted average charter term provides the Company with a good visibility into future cash flows, while its limited spot exposure and the structure of several of its charter contracts provides further upside to improving market conditions.

The Company remains well positioned to invest in new opportunities, with the ability to source and raise finance during challenging market conditions, at a time when many of the traditional maritime financiers are scaling back.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ and four as ‘Investment in direct financing leases’, with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another 28 container vessels and four VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment/deficit in associates’ using the ‘equity method’. These equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not deemed to be ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment of the Company in these assets is a combination of ‘Investment/deficit in associates’ and ‘Amount due from related parties – Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

ASU 2016-13 "Financial Instruments - Credit Losses" was effective for fiscal years and interim periods beginning after December 15, 2019. For assets classified as financial assets, including several of SFL’s leases, this ASU requires that a calculation of a credit loss provision based on historical experience, current conditions, and reasonable supportable forecasts is carried out each quarter and recorded on the balance sheet, with the corresponding change in the provision being recorded on the profit and loss statement. At the end of the third quarter the Company, including its 100% owned subsidiaries accounted for as associates, carried a cumulative calculated credit loss provision of $42.3 million. The change from the previous period was $6.2 million which mainly relates to subsidiaries classified as ‘investment/deficit in associates’.

Non-GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of its charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring of Seadrill Limited, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 12, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2020 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2019
except per share data)	2020	2020	(audited)
Charter revenues - operating lease	90,740	94,427	383,059
Charter revenues: sales-type, direct financing and leaseback assets (net of charter hire treated as Repayments)(1)	19,381	18,868	70,175
Profit share income	4,856	4,495	5,615
Income from split of scrubber fuel-cost savings	797	675	—
Total operating revenues	115,774	118,465	458,849
Gain/(loss) on sale of assets and termination of charters	—	(25)	—

Vessel operating expenses	(39,093)	(38,374)	(134,434)
Administrative expenses	(2,675)	(2,533)	(10,203)
Depreciation	(27,861)	(28,125)	(116,381)
Vessel impairment charge	—	—	(60,054)
Total operating expenses	(69,629)	(69,032)	(321,072)

Operating income/(loss)	46,145	49,408	137,777

Results in associates(2)	(3,118)	3,734	17,054
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	17	315	5,936
Interest expense	(28,044)	(32,428)	(136,974)
Amortization of deferred charges	(2,308)	(2,649)	(8,084)
Gain or (loss) on Investments in debt and equity securities	(2,630)	(4,674)	67,701
Income (expense) related to non-designated derivatives	325	(8,240)	(2,255)
Other financial items	2,037	2,900	(6,106)
Taxes	—	—	—
Net income/(loss)	15,956	11,898	89,177

Basic earnings/(loss) per share ($)	0.15	0.11	0.83

Weighted average number of shares(3)	109,106,159	107,921,298	107,613,610
Common shares outstanding(3)	109,141,030	108,863,613	107,625,468

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended September 30, 2020 was $16.4 million (three months ended June 30, 2020: $14.0 million; full year 2019: $44.1 million).
(2) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2020 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2019
(in thousands of $)	2020	2020	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	205,814	152,124	199,521
Restricted cash	8,628	7,994	3,495
Investment in marketable securities	32,968	35,320	74,079
Amount due from related parties	15,728	13,138	22,399
Investment in sales-type, direct financing & leaseback assets, current portion	64,329	62,808	56,189
Other current assets	41,566	47,678	34,804

Long term
Vessels and equipment, net	1,250,769	1,317,073	1,404,705
Vessels and equipment under finance lease, net	707,384	717,417	714,476
Investment in sales-type, direct financing & leaseback assets, long term	869,418	936,496	938,198
Investment in associates(2)	36,777	34,642	42,161
Amount due from related parties - Long term(2)	308,399	306,398	327,616
Other long term assets	35,057	80,024	67,727

Total assets	3,576,837	3,711,112	3,885,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	299,723	298,300	253,059
Amount due to related parties	896	950	3,980
Finance lease liability, current portion	72,140	70,944	68,874
Other current liabilities	33,895	30,846	39,923

Long term
Long term interest bearing debt, net of deferred charges	1,183,203	1,292,759	1,355,029
Finance lease liability, long term portion	984,719	1,002,558	1,037,553
Deficit in associates(2)	18,513	13,260	—
Other long term liabilities	56,148	67,441	20,583

Stockholders’ equity	927,600	934,054	1,106,369
Total liabilities and stockholders’ equity	3,576,837	3,711,112	3,885,370

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment/deficit in associates’
(2) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment/deficit in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
THIRD QUARTER 2020 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2019
	2020	2020	(audited)

OPERATING ACTIVITIES
Net income	15,956	11,898	89,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,843	32,440	129,769
Vessel impairment charge	—	—	60,054
Adjustment of derivatives to fair value recognised in net income	(2,038)	2,643	3,449
(Gain) or loss on Investments in debt and equity securities	2,630	4,674	(67,701)
Results in associates	3,118	(3,734)	(17,054)
Loss (gain) on sale of assets and termination of charters	—	25	—
Repayment of Investment in sales-type, direct financing & leaseback assets	16,357	14,022	44,143
Other, net	(361)	4,707	8,170
Change in operating assets and liabilities	4,471	(18,761)	(300)
Net cash provided by operating activities	71,976	47,914	249,707

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	—	(65,000)	(211,065)
Purchase of vessels and capital improvements in progress	(8,969)	(16,884)	(39,326)
Proceeds from sale of vessels and termination of charters	117,929	—	—
Cash received from (paid to) associates(1)	(3,160)	8,065	15,925
Other assets / investments	34,478	50,265	64,585
Net cash provided by/ (used in) investing activities	140,278	(23,554)	(169,881)

FINANCING ACTIVITIES
Repayments of finance lease liability	(16,642)	(29,070)	(63,663)
Proceeds from long and short term debt	—	225,000	458,781
Repayment of long and short term debt	(116,426)	(211,046)	(208,538)
Resale (repurchase) of Company bonds	—	(33,735)	(80,749)
Discount received on debt repurchased	—	—	1,654
Expenses paid in connection with securing finance	(47)	(2,828)	(4,261)
Payments for early settlements of interest rate swaps, net	—	(4,539)	—
Principal settlements of cross currency swaps, net	—	(11,408)	(41,769)
Cash received from share issuance	2,468	12,659	—
Cash dividends paid	(27,283)	(27,216)	(150,659)
Net cash provided by/ (used in) financing activities	(157,930)	(82,183)	(89,204)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	54,324	(57,823)	(9,378)
Cash, cash equivalents and restricted cash at beginning of period	160,118	217,941	212,394
Cash, cash equivalents and restricted cash at end of period	214,442	160,118	203,016

(1) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2020 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended September 30, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	3,627	3,493	5,125	12,245
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(1,230)	(1,472)	(1,676)	(4,378)
Other items(3)	(6,379)	(467)	(607)	(7,453)
Net (loss)/income(4)	(5,253)	654	1,481	(3,118)
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2020 was $12.1 million (SFL Deepwater Ltd, $4.1m; SFL Hercules Ltd, $4.4m; SFL Linus Ltd, $3.6m).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Other items’ includes credit loss provision of $7.3 million for the three months ended September 30, 2020. From January 1, 2020, the Company adopted the new credit loss accounting standard requiring the Company to measure expected credit losses for financial assets, including vessels and rigs that are classified as investment in direct financing leases.
(4) ‘Net (loss)/ income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	17,254	2,247	2,864	22,365
Investment in direct financing leases	258,138	275,987	362,317	896,442
Other assets	1,910	1,718	121	3,749
Total assets	277,302	279,952	365,302	922,556

Short term and current portion of long term interest bearing debt	15,769	16,154	16,097	48,020
Other current liabilities	6,726	895	2,379	10,000

Long term interest bearing debt	160,320	173,654	203,898	537,872
Long term loans from shareholders, net	113,000	78,334	117,066	308,400

Stockholder's (deficit)/ equity(1)	(18,513)	10,915	25,862	18,264

Total liabilities and stockholder's (deficit)/equity	277,302	279,952	365,302	922,556
(1) ‘Stockholder’s (deficit)/equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment/deficit in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2020 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Sep 30, 2020
(in thousands of $)	Company (excluding 100% owned associates)	100% owned associates

Net cash provided by operating activities	71,976	19,539
Non cash movements in other assets and liabilities	(5,178)	(3,087)
Interest related to Non- Designated Derivatives	1,713	—
Interest expense	28,044	4,378
Interest income, other	(17)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	93,006	24,362

(1)‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.